UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Citizens First Corporation
 (Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

17462Q107
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]        Rule 13d-1(b)
     [X]        Rule 13d-1(c)
     [   ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  17462Q107

1.	Names of Reporting Persons:	Billy J. Bell
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization:	U.S.

Number of Shares Beneficially Owned By Each Reporting Person With:

	5. Sole Voting Power:	51,450(1)

	6. Shared Voting Power:	0

	7. Sole Dispositive Power:	51,450(1)

	8. Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	51,450(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11.	Percent of Class Represented by Amount in Row (9):	2.6(2)

12.	Type of Reporting Person (See Instructions):	IN

(1)	Includes 34,131 shares of Common Stock that can be acquired upon conversion of preferred stock.
(2)
Percentage was calculated based on the number of shares of Common Stock outstanding as of December 31, 2015 plus the securities owned by the reporting person that are currently convertible into shares of Common Stock.

Item 1.
(a) Name of Issuer:  Citizens First Corporation

(b) Address of Issuer’s Principal Executive Offices:  1065 Ashley Street, Suite 200, Bowling Green, Kentucky  42103

Item 2.
(a) Name of Person Filing:
Billy J. Bell

(b) Address of Principal Business Office or, if none, Residence:
2366 Ewing Ford Road, Bowling Green, Kentucky  42103

(c) Citizenship:  U.S.

(d) Title of Class of Securities:  Common Stock, no par value

(e) CUSIP Number:  17462Q107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)             Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)             Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)             Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)             Investment company registered under section 8 of the Investment CompanyAct of 1940 (15 U.S.C 80a-8).

(e)             An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)             An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)             A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)             A savings associations as defined in Section 3(b) of the Federal DepositInsurance Act (12 U.S.C. 1813);

(i)             A church plan that is excluded from the definition of an investment companyunder section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)             Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:

(a) Amount beneficially owned:  51,450(1)
(b) Percent of class:  2.6%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  51,450(1)

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  51,450(1)

(iv) Shared power to dispose or to direct the disposition of:

(1)	Includes 34,131 shares of Common Stock that can be acquired upon conversion of preferred stock.
(2)
Percentage was calculated based on the number of shares of Common Stock outstanding as of December 31, 2015 plus the securities owned by the reporting person that are currently convertible into shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2016                                                                                                                           Signature: /s/ Billy J. Bell
                                                        Billy J. Bell

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)